SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.             2            )1

HYATT HOTELS CORPORATION

(Name of Issuer)

COMMON STOCK – CLASS A

(Title of Class of Securities)

448579102

(CUSIP Number)

February 3, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of section 18 of the securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 448579102	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,182,106
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,182,106
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,106
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).	Name of Issuer

HYATT HOTELS CORPORATION

Item 1(b).	Address of Issuers’ Principal Executive Offices

71 South Wacker Drive

12th Floor

Chicago, IL 60606

United States

Item 2(a).	Name of Person Filing

Government of Singapore Investment Corporation Pte Ltd

Item 2(b).	Address of Principal Business Office

168 Robinson Road

37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship

Singapore

Item 2(d).	Title of Class of Securities

COMMON STOCK – CLASS A

Item 2(e).	CUSIP Number

448579102

Item 3.	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a

N.A.

Item 4.	Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person, as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
	No of Securities Beneficially Owned
Person		Sole[1]	Shared[1]	Sole[1]	Shared[1]
Government of Singapore Investment Corporation Pte Ltd [2]	2,182,106	0	2,182,106	0	2,182,106

1	The Government of Singapore Investment Corporation Pte Ltd (“GIC”) shares power to vote and power to dispose of the 1,602,624 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 579,482 securities beneficially owned with it with the Monetary Authority of Singapore.
2	GIC disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Feb 10, 2011	Government of Singapore Investment
Date	Corporation Pte Ltd

	by	/S/ Jessica Lua	/S/ Lim Eng Kok
		Jessica Lua	Lim Eng Kok
		Senior Vice President	Vice President